Exhibit 99.1

Hollysys Announces Appointment of New Auditor

BEIJING, June 3, 2024 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today announced the appointment of Vocation HK CPA Limited (“Vocation”) as its independent registered public accounting firm, effective May 28, 2024.

The appointment of Vocation was made after a careful and thorough evaluation process and has been approved by Hollysys’ board and audit committee.

Vocation will replace Union Power HK CPA Limited (“Union Power”) as Hollysys’ independent registered public accounting firm. As previously disclosed, on April 12, 2024, Union Power notified Hollysys that due to the sudden deterioration of the health condition of their managing partner, they determine to cease providing financial statement audit services to all U.S. public companies, and therefore would resign as Hollysys’ independent certified public accounting firm, with immediate effect. The resignation of Union Power was not the result of any disagreement between Hollysys and Union Power on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Update on Merger Transaction

As previously disclosed, the Company entered into a merger agreement to be acquired by a buyer controlled by Ascendent Capital Partners (“ACP”). The Company and ACP reaffirm their strong commitment to closing the merger and continue to progress toward satisfying closing conditions to consummate the transaction in accordance with the merger agreement.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Daniel Del Re (Hong Kong)

ddelre@brunswickgroup.com

+852 9255 5136

Libby Lloyd (New York)

llloyd@brunswickgroup.com

+1 347 283 3871

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